SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 09 April 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice Pursuant to Section 67 of the Companies Act 1990
To:          Bank of Ireland (the "Company")
40 Mespil Road,
Dublin 4,
Republic of Ireland

The matters set out in the table below are hereby notified by the person named as the Notifier in the table below pursuant to section 67 of the Companies Act 1990 of Ireland.

Name of person, body corporate, firm, etc. having the notifiable interest ("Notifier")	Baillie Gifford & Co and Baillie Gifford Overseas Limited as discretionary managers for their clients
Address of the Notifier	Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN
Date of this notice	08 April 2015
Notifiable event ("Event")	Purchase of Ordinary Shares
Date of Event	7 April 2015

No. of shares in which interested immediately before the Event	No.	Class
1,615,004,984	Ordinary Shares
No. of shares in which interested immediately following the Event	No.	Class
1,619,503,254	Ordinary Shares
Details of each registered holder of the shares if different from the Notifier	No. of shares before the Event	No. of shares after the Event	Name and address of registered holder
Baillie Gifford & Co (BG&Co) is a Scottish Partnership and is the ultimate parent of a group of companies. Baillie Gifford Overseas Limited (BGO) is a wholly owned subsidiary of BG&Co. Both companies are investment managers who act under discretionary investment management agreements for their clients.
The address for BG&Co and BGO is Calton Square, 1 Greenside Row, Edinburgh, Scotland, EH1 3AN.

Does the notifiable interest arise from an agreement referred to in Section 73 of the Companies Act 1990 of Ireland? (If yes, provide names and addresses of the parties to the agreement, the number of shares each party is interested in individually and the registered holder of such shares if different)
No

Additional information:
Done at Dublin on 9 April 2015
Contact: Helen Nolan, Group Secretary
Telephone: + 353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 09 April 2015